SkillSoniq, Inc.



ANNUAL REPORT

20 River Court, Suite 2004

Jersey City, NJ 07310

0

https://skillsoniq.com/

This Annual Report is dated April 23, 2021.

BUSINESS

Business Model

SkillSoniq is an AI-Powered recruiting Web App that helps companies hire skilled, local "contract to hire" freelancers quickly. On SkillSoniq.com, companies post jobs, receive top 50 matches through proprietary algorithms, and can hire freelancers within a few days. They are then able to view timesheets of freelancers, give feedback and change project details, all from the SkillSoniq app. Clients who hire freelancers are invoiced every week based on hours submitted by their freelancers the previous week. From the weekly payments received by freelancers, SkillSoniq keeps a 10% commission. While working with freelancers, companies get the option to end the project, extend the project or convert freelancers to their payroll for a maximum buyout fee of 10% of the first year's gross salary.

SkillSoniq is extremely easy to use for job-seekers. Job-seekers upload their resume and submit their profile on SkillSoniq in under 10 minutes. Once they are approved on the app, they sit back while SkillSoniq uses proprietary algorithms to apply for the most relevant jobs on their behalf. Job-seekers then receive interview offers, and get placed on projects on a freelance basis. While on a project, freelancers complete weekly timesheets and get paid according to the hours worked every week. They also have the option of getting "bought out" or converted to their client's payroll based on performance.

<u>Corporate History</u>

On 15th November 2016, MegaSoniq, Inc., a New Jersey C Corporation, merged with SkillSoniq, Inc., a corporation organized and existing under the laws of the state of Delaware. The merger to change our legal entity's name from MegaSoniq to SkillSoniq to better reflect our brand, and to change our state of incorporation from New Jersey to Delaware. Note, MegaSoniq was in the Education and Food business, which is different from SkillSoniq's current business.

Previous Offerings

Between 2020 and 2019, we sold SAFE units in exchange for $100,136 under Regulation Crowdfunding.

Type of security sold: SAFE
Final amount sold: $100,136.00
Use of proceeds: Money was used to invest in sales and product development
Date: April 14, 2020
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Overview:

SkillSoniq is a recruiting app that connects companies with freelancers when and where they want, at highly affordable rates, with the option to convert freelancers to the payroll.

In 5 years, we hope that companies in the US and across major cities in the world will be able to hire freelance talent on SkillSoniq within seconds without even interviewing them, and be able to covert the best freelancers to their payroll very easily. We hope that companies will be able to hire talent on SkillSoniq with the click of a button or through voice-enabled devices like Amazon Echo by simply saying "Alexa, get me a digital marketer", and being able to work with a digital marketer within seconds. We are already placing freelancers within 5 business days, our matching algo is getting better with time and we are on track to win in freelance heavy cities and countries across the world.

Milestones:

1. SkillSoniq Inc. was incorporated in the State of Delaware on 28th Oct, 2016.

2. Since then, we have:

a. Grossed over $350,000 in revenues in the first full year of launch, with no spend on Ads

b. Got 10,000+ Freelancers and 300+ Companies signed up on our app - No money spent on Google and Social Media Ads!

c. High Profile Board of Advisors: CXO of Billion Dollar Companies, MD of Techstars, Experienced Venture Capitalist, Successful Entrepreneurs

d. Total addressable market in the US is estimated $30B in net revenue a year, and growing at 20% a year. International growth rates are up to 50% a yr

e. Our clients obsess over our platform and use us repeatedly. Google Rating of 4.9/5.0 and TrustPilot rating of 4.8/5.0

f. Global workforce is rapidly shifting towards freelancing - 1 in 3 US workers currently freelances. Soon, we believe 1 in 2 US workers will freelance!

Historical Results of Operations:

Revenues. For the period ended December 31, 2020, the Company had gross revenues of $301,634 compared to the year ended December 31, 2019, when the Company had gross revenues of $367,297.

Cost of Sales. Our cost of sales in 2019 was $320,097, and our cost of sales in 2020 went down to $263,653. Our cost of sales decreased in 2020 because we serviced fewer customers in 2020. Cost of sales consists of the payments made to freelancers, as well as sales commissions and background checks conducted for freelancers placed on the app.

Gross Margin. Our gross margin was roughly 14% in fiscal year 2020, compared to 13% in 2019.

Expenses. The Company's expenses consist of, among other things, Marketing expenses, Sales related expenses, Operational expense, tech-related expense and financial expense. Expenses in 2020 increased $59,523 from 2019. Approximately $33,991 of this increase was due to fees paid to a Sales Agency to help us in setting up sales related processes.

Assets. As of December 31, 2020, the Company had total assets of $62,117, including $59,888 in Cash. As of December 31, 2019, the Company had total assets of $18,743, including $18,250 in cash. Total assets increased in 2020 mainly because of a Reg CF fund-raising round we closed in April 2020.

Net Loss. The Company has had net losses of $66,357.27 and net losses of $612.91 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively. Our Net Losses increased in 2020 because we invested in working with a Sales Agency to set up our sales operations and invested in hiring an engineer to work on the product.

Current Liabilities. The Company's current liabilities totaled $14,823.50 for the fiscal year ended December 31, 2020 and totaled $6,228.40 for the fiscal year ended December 31, 2019. Current Liabilities consists of short term credit card and payment due to be made to freelancers. Current liabilities increased by 138% mainly because of expenses payable to the sales agency we had hired to help us setup sales operations. Most of these expenses were incurred on a credit card and hence were included in Current Liabilities at the end of 2020.

Long term Liabilities. The Company's long-term liabilities totaled $67,994 for the fiscal year ended December 31, 2020 and totaled $67,994 for the fiscal year ended December 31, 2019. Long term Liabilities consists of a series of shareholder loans made by the founder, Abhinav Verma. It increased by $11,400 in 2019 because of a series of shareholder loans made by the founder, Abhinav Verma, to SkillSoniq for operational expenses from Jan 2019 till July 2019, totaling $11,400.

2020 was a tough year for us due to COVID-19, as many of our customers went on a hiring freeze. We, however, are extremely proud of our achievements in 2020 as we were able to invest in building our sales operations, build our team further and ship out crucial product features in the market.

Historical results and cash flows:

SkillSoniq Inc. cash in hand is $59,888 as of December 31, 2020 (vs. $18,250 in 2019). Our Gross Margins (Gross Profit / Gross Revenue) have been roughly 14% in 2020 (vs 13% in 2019) and in 2020, we had a Net Loss of $66,357 (vs. Net Loss of $613 in 2019). Our intent is to invest heavily in our growth in 2021 and beyond. This may come at the cost of being less profitable initially.

We plan to continue growing our Gross Revenues in 2021 and beyond, and anticipate our gross margins to be similar to 14%. In the next few years, our tech and R&D expense may increase as we plan to invest heavily in protecting our IP and investing more in making our tech marketplace more robust.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $59,888.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Abhinav Verma (Founder)
Amount Owed: $67,994.00
Interest Rate: 0.0%
Maturity Date: July 01, 2029

Creditor: Capital One Bank
Amount Owed: $453.04
Interest Rate: 0.0%

Creditor: Chase Bank
Amount Owed: $1663.22
Interest Rate: 0.0%

Creditor: American Express Bank
Amount Owed: $9084.27
Interest Rate: 0.0%

Creditor: Kabbage
Amount Owed: $1617
Interest Rate: 15%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Abhinav Verma
Abhinav Verma's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

Position: Partnerships Lead and President
Dates of Service: July 15, 2020 - Present
Responsibilities: Abby currently helps develop partnerships at SkillSoniq. Abhinav does not get paid a salary by SkillSoniq and currently owns 12M common shares in SkillSoniq.

Position: Founder & Director on the Board
Dates of Service: October 28, 2016 - Present
Responsibilities: Abhinav currently helps to develop partnerships at SkillSoniq. Abhinav does not get a salary from SkillSoniq and currently owns 12M common shares in SkillSoniq.

Other business experience in the past three years:
Employer: EXL Services
Title: Senior Consultant
Dates of Service: November 14, 2014 - January 08, 2020
Responsibilities: Consult Financial Services Clients on executing process and cost transformation projects.

Name: Chaitanya Agrawal
Chaitanya Agrawal's current primary role is with American Structurepoint. Chaitanya Agrawal currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Independent Director
Dates of Service: June 01, 2020 - Present
Responsibilities: Oversee management of the company and representative of shareholders. No equity has been issued by SkillSoniq to Chaitanya and no salary will be paid to Chaitanya by SkillSoniq.

Other business experience in the past three years:
Employer: American Structurepoint
Title: Staff Engineer
Dates of Service: August 12, 2019 - Present
Responsibilities: Developed plans, schedules and phases of assigned project work. Conducted field investigations, laboratory testing, and evaluation of respective data. Made design recommendations, adaptations and modifications
Other business experience in the past three years:
Employer: Resource International, Inc.
Title: Staff Engineer
Dates of Service: May 01, 2018 - July 31, 2019
Responsibilities: Prepared cost estimates, analyzed data, performed engineering calculations and other project related documents for the client. Developed plans, schedules and phases of assigned project work. Conducted field investigations, laboratory testing, and evaluation of respective data. Made design recommendations, adaptations and modifications. Prepared work scope, proposals reports and planned investigations for approval by senior level professionals. Coordinated with clients and project team in developing scope of services and communicating project progress

Name: Parul Chaudhary
Parul Chaudhary's current primary role is with BR Cold Storage. Parul Chaudhary currently services 1 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Independent Director
Dates of Service: June 01, 2020 - Present
Responsibilities: Oversee management of the company. Parul does not have any equity in SkillSoniq, and does not get paid a salary by SkillSoniq.

Other business experience in the past three years:
Employer: BR Cold Storage
Title: Senior Manager
Dates of Service: January 01, 2017 - Present
Responsibilities: Manage all tech and HR related aspects of the company, including IT systems, payroll processes and accounting systems. She manages a team of 100+ across Tech, Finance and Accounting

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Abhinav Verma
Amount and nature of Beneficial ownership: 12,000,000
Percent of class: 96.0

RELATED PARTY TRANSACTIONS

Name of Entity: Abhinav Verma
Relationship to Company: Director
Nature / amount of interest in the transaction: $19,900 and $11,400 has been loaned to SkillSoniq, Inc., in 2018 and 2019 respectively, by the founder, Abhinav Verma, for operational expenses. Prior to 2018, Abhinav had loaned $36,694 to the company. Shareholders' loans are multiple advances made by the founder-shareholder, Abhinav Verma, to provide the business with working capital. The Related Party Notes are non-interest bearing, and payable by the Company ten years from the date of origination.
Material Terms: The Related Party Notes are non-interest bearing, and payable by the Company ten years from the date of origination.

OUR SECURITIES

Our authorized capital stock consists of 15,000,000 shares of common stock, par value $0.0001 per share. As of December 31, 2020, 12,050,000 shares of common stock are outstanding. The following is a summary of the rights of the capital stock issued under the current Reg CF round:

Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and

receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber
pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity
holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 cover the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

SkillSoniq, Inc.

By   /s/ *Abhinav Verma*

    Name: Abhinav Verma

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

SKILLSONIQ, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
SkillSoniq, Inc.
Lewes, Delaware

We have reviewed the accompanying financial statements of SkillSoniq, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

March 3, 2021
Los Angeles, California

SKILLSONIQ, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	59,888	$	18,250
Accounts receivable		2,229		494
Prepaids and other current assets		-		-
Total current assets		**62,117**		**18,743**
Property and equipment, net		-		-
Total assets	**$**	**62,117**	**$**	**18,743**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	14,824	$	6,228
Total current liabilities		**14,824**		**6,228**
Shareholder loan		**67,994**		**67,994**
Total liabilities		**82,817**		**74,222**
STOCKHOLDERS' EQUITY				
Common Stock		1,205		205
SAFE Investments		100,136		-
Retained earnings/(Accumulated Deficit)		(122,041)		(55,684)
Stockholders' equity		**(20,700)**		**(55,479)**
Total liabilities and stockholders' equity	**$**	**62,117**	**$**	**18,743**

See accompanying notes to financial statements.

SKILLSONIQ, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Gross Revenue	$	301,634	$	367,297
Freelancer payments		(262,575)		(319,622)
Net Revenue		39,059		47,676
Cost of revenue		1,078		475
Gross profit		37,980		47,201
Operating expenses				
General and administrative		57,202		35,143
Sales and marketing		50,136		12,671
Total operating expenses		107,338		47,814
Operating income/(loss)		(69,357)		(613)
Interest expense		-		-
Other Income/(Loss)		3,000		-
Income/(Loss) before provision for income taxes		(66,357)		(613)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(66,357)**	**$**	**(613)**

See accompanying notes to financial statements.

SKILLSONIQ, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2020 and 2019

(in thousands, $US)	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2018	**2,050,000**	**$ 205**	**$ -**	**$ (55,071)**	**$ (54,866)**
Net income/(loss)	-	-	-	(613)	(613)
Balance—December 31, 2019	**2,050,000**	**$ 205**	**$ -**	**$ (55,684)**	**$ (55,479)**
Issuance of shares	10,000,000	1,000	-	-	1,000
Issuance of SAFE(s)	-	-	100,136	-	100,136
Net income/(loss)	-	-	-	(66,357)	(66,357)
Balance—December 31, 2020	**12,050,000**	**$ 1,205**	**$ 100,136**	**$ (122,041)**	**$ (20,700)**

See accompanying notes to financial statements.

SKILLSONIQ, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(66,357)	$	(613)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		-		-
Changes in operating assets and liabilities:				
Accounts receivable		(1,735)		927
Accounts payable		8,595		4,767
Net cash provided/(used) by operating activities		**(59,498)**		**5,080**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		1,000		-
Issuance of SAFE(s)		100,136		
Shareholder loan		-		11,400
Net cash provided/(used) by financing activities		**101,136**		**11,400**
Change in cash		41,638		16,480
Cash—beginning of year		18,250		1,770
Cash—end of year	$	**59,888**	$	**18,250**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

SkillSoniq, Inc. was formed on October 28th, 2016 in the state of Delaware. The financial statements of SkillSoniq, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in the Jersey City, New Jersey.

Companies who use SkillSoniq pay SkillSoniq for services rendered and project hours submitted by freelancers on the SkillSoniq platform, as well as a "Buyout fee" for hiring candidates directly on the payroll.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents do not exceeded FDIC insured limits.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, and December 31, 2019, the Company determined that no reserve was necessary.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. The company does not currently carry any property and equipment nor intangible assets.

Income Taxes

SkillSoniq, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company will recognize revenues primarily from the sale of its services to its customer base when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company's "Gross Revenue" represents all invoices relating to hours worked by freelancers and buyout fees to be paid by Clients to the Company. "Net Revenue" represents Gross Revenue adjusted for any payments made to freelancers who worked for clients of SkillSoniq.

Cost of revenue

Cost of revenue consists of fees for candidate background checks and any other direct costs.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) are approximated at fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 3, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DEBT

From time to time since inception, the company receives advances/loans from its founder, Abhinav Verma, to cover operational expenses. These loans are non-interest bearing, and are payable by the Company ten years from the date of origination. The imputed interest has been deemed immaterial. As of December 31, 2020 and December 31, 2019, the outstanding balance is in the amount of $67,994 and $67,994 respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 common shares at $0.0001 par value. As of December 31, 2020, and December 31, 2019, 12,050,000 and 2,050,000 shares of common stocks have been issued and outstanding.

5. SHAREBASED COMPENSATION

In 2016, the Company adopted an equity compensation plan for the purpose of attracting and retaining qualified personnel. Options issued under the plan grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. As of December 31, 2020, options issued, available, and exercised were as follows:

Options Authorized	500,000
Options Issued	250,000 (200,000 options have been vested as of 12/31/2020)
Options Available	250,000

During fiscal year 2020, the Company granted 50,000 options. The exercise price on all options is $0.0001. All options expire during 2027 with the exception of 50,000 in NSO stock options that were issued on September 8, 2020 to Justin Hauge (Advisor) which will expire in 2030. As of December 31, 2020 and December 31, 2019, none of the options were exercised. The share-based compensation expense was deemed immaterial.

6. FUTURE EQUITY OBLIGATIONS

During 2020, the company completed a Seed Round 1 campaign with Wefunder and issued Simple Agreements for Future Equity (SAFEs) to investors for an aggregate amount of $100,136. SAFEs worth an aggregate amount of $45,700 have a Valuation Cap of $5,000,000 and SAFEs worth an aggregate amount of $54,436 have a Valuation Cap of $5,500,000. All SAFEs have a discount rate of 100%.

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either receive a cash payment equal to the Purchase Amount or automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay first to the Senior Preferred Holders any amounts due and payable to them in connection with a Dissolution Event under the Company's certificate of incorporation (the "Senior Preferred Holders' Payment") and second an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Common Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event and after payment of the Senior Preferred Holders' Payment, the assets of the Company legally available for distribution to the Cash-Out Investors, as determined in good faith by the Board, are insufficient to permit the payment to the Cash-Out Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive.

Equity Financing as referred above means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the company issues and sells preferred stock at a fixed pre-money valuation.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (18,912)	$ (175)
Valuation Allowance	18,912	175
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (34,782)	$ (5,897)
Valuation Allowance	34,782	5,897
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2020, the Company had net operating loss ("NOL") carryforwards of approximately $122,041. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

From time to time since inception, the company receives advances/loans from its founder, Abhinav Verma, to cover operational expenses. These loans are non-interest bearing, and are payable by the Company ten years from the date of origination. As of December 31, 2020 and December 31, 2019, the outstanding balance is in the amount of $67,994 and $67,994 respectively.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 3, 2021, the date the financial statements were available to be issued.

On February 12, 2021, the Company kicked off a second equity crowdfunding campaign on StartEngine Capital, LLC. As part of this campaign, the Company is offering common stock at $0.82/share and has a current funding goal of $534,999.98.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Abhinav Verma, Principal Executive Officer of SkillSoniq, Inc., hereby certify that the financial statements of SkillSoniq, Inc. included in this Report are true and complete in all material respects.

Abhinav Verma

Principal Executive Officer